Contact

www.linkedin.com/in/rob-kennedy-10a61724b (LinkedIn)

Rob Kennedy

CEO at Seedsheet

Middlebury, Vermont, United States

Experience

Seedsheet

1 year 5 months

CEO

May 2021 - Present (1 year 5 months)

Middlebury, Vermont, United States

Board of Directors

May 2021 - Present (1 year 5 months)

Middlebury, Vermont, United States

Kennedy Group

Partner

July 2014 - April 2021 (6 years 10 months)

Los Angeles, California, United States

Investor and advisor to high growth technology startups

Socialcam

Vice President of Business Development

December 2011 - May 2014 (2 years 6 months)

San Francisco, California, United States

Acquired by Autodesk